Exhibit 21

MICROSEMI CORPORATION SUBSIDIARIES

AS OF 9/28/03

NAME OF MICROSEMI CORPORATION ENTITIES	JURISDICTION

Microsemi Corp.—Santa Ana	Delaware
Microsemi Corp.—Scottsdale	Arizona
Microsemi Corp.—Colorado	Colorado
Microsemi Corp.—Massachusetts.	Delaware
Microsemi Corp.—Integrated Products	Delaware
Micro WaveSys, Inc.	California
Microsemi Real Estate, Inc.	California
Micro (Bermuda), Ltd.	Bermuda